United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention: Brian K. Bhandari

March 26, 2008

RE:           Registrant Name: Protokinetix, Inc. (the “Company”)
                 File No. 000-32917

Dear Mr. Bhandari:

Further to our telephone conversation on March 18, 2008 and your letter dated March 17, 2008, the company has made the changes to all corporate filings identified in our Item 4.02 Form 8-K filed April 19, 2007.  These amended filings have been forwarded to the company’s auditors for their consideration prior to filing. The auditors are currently in the process of auditing the December 31, 2007 year end financial statements and have advised us that they would be in a position to complete their consideration of those filings by the end of April 2008.  The company would then be able to complete the remaining filings at that time.

Please advise if this time frame is not acceptable.

Sincerely,

/s/ Ross L. Senior
___________________________
Ross L. Senior
President & CEO
ross@protokinetix.com
(604) 687-9887